UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CASEY’S GENERAL STORES, INC.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
147528103
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147528103	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,473,415 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,473,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,415 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	147528103

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,473,415 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,473,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,415 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147528103

1	NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla, British West Indies

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,473,370 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,473,370 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,370 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147528103

1	NAME OF REPORTING PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

403,545 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

403,545 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

403,545 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147528103

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,876,960 (see Item 5)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,876,960 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,876,960 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on September 23, 2010 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on October 7, 2010 (the “Amendment No. 1”) and the 13D/A filed on October 19, 2010 (the “Amendment No. 2”) (the Original Schedule 13D, the Amendment No. 1 and the Amendment No. 2, together with this Amendment No. 3, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 3 relates to the common stock, no par value per share, of Casey’s General Stores, Inc., an Iowa corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Persons expended an aggregate of approximately $79,051,180.52 of investment capital to purchase the 1,876,960 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant and Sigma Capital Associates in commingled margin accounts, maintained at Credit Suisse First Boston, Deutsche Bank, Goldman Sachs & Co. and Morgan Stanley, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the close of business on February 8, 2011, the Reporting Persons beneficially owned an aggregate of 1,876,960 shares of Common Stock, representing approximately 4.9% of the shares of Common Stock outstanding. The percentages used herein are based upon 37,931,336 shares of Common Stock reported to be outstanding as of December 3, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2010.
     SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates and SAC MultiQuant. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Sigma Capital Management maintains investment and voting power with respect to securities held by Sigma Capital Associates. Mr. Cohen controls SAC Capital Advisors Inc. and Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the

Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,473,415 shares of Common Stock (constituting approximately 3.9% of the shares of Common Stock outstanding) and each of Sigma Capital Management and Mr. Cohen may be deemed to beneficially own 403,545 shares of Common Stock (constituting approximately 1.1% of the shares of Common Stock outstanding).
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,473,415 shares of Common Stock, constituting 3.9% of such class of securities;
     (ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,473,415 shares of Common Stock, constituting 3.9% of such class of securities;
     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,473,370 shares of Common Stock, constituting 3.9% of such class of securities;
     (iv) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 403,545 shares of Common Stock, constituting 1.1% of such class of securities; and
     (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,876,960 shares of Common Stock, constituting approximately 4.9% of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the Nasdaq Stock Market.
     (d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and Sigma Capital Associates.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on February 7, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 900 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 840 shares of Common Stock through such contracts. Further, as of the date hereof, SAC MultiQuant has short economic exposure to 4,174 shares of Common Stock, on loan from third parties to cover open short positions in the same number of shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.
1.	Schedule A — Sixty Day Trading History

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2011

S.A.C. CAPITAL ADVISORS, L.P.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

Schedule A
SIXTY DAY TRADING HISTORY,
CASEY’S GENERAL STORES, INC.

Name	Date	Amount	Price Per Share ($)
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.48
S.A.C. MultiQuant Fund, LLC	12/13/2010	-200	41.49
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.5
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.62
S.A.C. MultiQuant Fund, LLC	12/13/2010	-200	41.63
S.A.C. MultiQuant Fund, LLC	12/13/2010	-200	41.64
S.A.C. MultiQuant Fund, LLC	12/13/2010	-300	41.65
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.655
S.A.C. MultiQuant Fund, LLC	12/13/2010	-208	41.66
S.A.C. MultiQuant Fund, LLC	12/13/2010	-92	41.665
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.67
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.675
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.68
S.A.C. MultiQuant Fund, LLC	12/13/2010	-100	41.69
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.22
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.23
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.25
S.A.C. MultiQuant Fund, LLC	12/14/2010	-200	41.28
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.295
S.A.C. MultiQuant Fund, LLC	12/14/2010	-300	41.3
S.A.C. MultiQuant Fund, LLC	12/14/2010	-164	41.31
S.A.C. MultiQuant Fund, LLC	12/14/2010	-146	41.32
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.33
S.A.C. MultiQuant Fund, LLC	12/14/2010	-120	41.34
S.A.C. MultiQuant Fund, LLC	12/14/2010	-70	41.35
S.A.C. MultiQuant Fund, LLC	12/14/2010	-300	41.36
S.A.C. MultiQuant Fund, LLC	12/14/2010	-200	41.37
S.A.C. MultiQuant Fund, LLC	12/14/2010	-190	41.38
S.A.C. MultiQuant Fund, LLC	12/14/2010	-110	41.39
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.41
S.A.C. MultiQuant Fund, LLC	12/14/2010	-200	41.43
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.44
S.A.C. MultiQuant Fund, LLC	12/14/2010	-100	41.45
S.A.C. MultiQuant Fund, LLC	12/15/2010	42	41.46
S.A.C. MultiQuant Fund, LLC	12/15/2010	-42	41.46
S.A.C. MultiQuant Fund, LLC	12/15/2010	100	41.57
S.A.C. MultiQuant Fund, LLC	12/15/2010	-200	41.64
S.A.C. MultiQuant Fund, LLC	12/15/2010	-100	41.65
S.A.C. MultiQuant Fund, LLC	12/15/2010	-100	41.66
S.A.C. MultiQuant Fund, LLC	12/15/2010	-100	41.67
S.A.C. MultiQuant Fund, LLC	12/15/2010	-100	41.69
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.67
S.A.C. MultiQuant Fund, LLC	12/16/2010	-45	41.69
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.7
S.A.C. MultiQuant Fund, LLC	12/16/2010	-200	41.72
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.73

Name	Date	Amount	Price Per Share ($)
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.75
S.A.C. MultiQuant Fund, LLC	12/16/2010	-51	41.76
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.77
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.79
S.A.C. MultiQuant Fund, LLC	12/16/2010	-4	41.8
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.86
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.88
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	41.9
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	42.04
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	42.06
S.A.C. MultiQuant Fund, LLC	12/16/2010	200	42.07
S.A.C. MultiQuant Fund, LLC	12/16/2010	-40	42.07
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	42.09
S.A.C. MultiQuant Fund, LLC	12/16/2010	100	42.095
S.A.C. MultiQuant Fund, LLC	12/16/2010	-100	42.1
S.A.C. MultiQuant Fund, LLC	12/16/2010	100	42.11
S.A.C. MultiQuant Fund, LLC	12/16/2010	100	42.12
S.A.C. MultiQuant Fund, LLC	12/16/2010	400	42.13
S.A.C. MultiQuant Fund, LLC	12/16/2010	200	42.14
S.A.C. MultiQuant Fund, LLC	12/16/2010	500	42.15
S.A.C. MultiQuant Fund, LLC	12/16/2010	200	42.16
S.A.C. MultiQuant Fund, LLC	12/16/2010	200	42.17
S.A.C. MultiQuant Fund, LLC	12/16/2010	500	42.18
S.A.C. MultiQuant Fund, LLC	12/16/2010	100	42.1875
S.A.C. MultiQuant Fund, LLC	12/16/2010	600	42.19
S.A.C. MultiQuant Fund, LLC	12/16/2010	400	42.2
S.A.C. Capital Associates, LLC	12/17/2010	-100	42.259998
S.A.C. MultiQuant Fund, LLC	12/17/2010	-200	42.26
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.28
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.39
S.A.C. MultiQuant Fund, LLC	12/17/2010	-200	42.4
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.42
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.44
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.5
S.A.C. MultiQuant Fund, LLC	12/17/2010	-200	42.54
S.A.C. MultiQuant Fund, LLC	12/17/2010	-200	42.59
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.84
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.87
S.A.C. MultiQuant Fund, LLC	12/17/2010	-4600	42.88
S.A.C. MultiQuant Fund, LLC	12/17/2010	-200	42.89
S.A.C. MultiQuant Fund, LLC	12/17/2010	100	42.91
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	42.91
S.A.C. MultiQuant Fund, LLC	12/17/2010	-4600	42.92
S.A.C. MultiQuant Fund, LLC	12/17/2010	100	42.93
S.A.C. MultiQuant Fund, LLC	12/17/2010	-4600	42.96
S.A.C. Capital Associates, LLC	12/17/2010	-54987	42.99
S.A.C. MultiQuant Fund, LLC	12/17/2010	-300	42.99

Name	Date	Amount	Price Per Share ($)
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	43.04
S.A.C. MultiQuant Fund, LLC	12/17/2010	-100	43.135
S.A.C. MultiQuant Fund, LLC	12/20/2010	100	42.76
S.A.C. MultiQuant Fund, LLC	12/20/2010	122	42.8
S.A.C. MultiQuant Fund, LLC	12/20/2010	300	42.81
S.A.C. MultiQuant Fund, LLC	12/20/2010	200	42.82
S.A.C. MultiQuant Fund, LLC	12/20/2010	100	42.83
S.A.C. MultiQuant Fund, LLC	12/20/2010	254	42.86
S.A.C. MultiQuant Fund, LLC	12/20/2010	200	42.87
S.A.C. MultiQuant Fund, LLC	12/20/2010	1	42.88
S.A.C. MultiQuant Fund, LLC	12/20/2010	246	42.89
S.A.C. MultiQuant Fund, LLC	12/20/2010	299	42.9
S.A.C. MultiQuant Fund, LLC	12/20/2010	100	42.91
S.A.C. MultiQuant Fund, LLC	12/20/2010	100	42.915
S.A.C. MultiQuant Fund, LLC	12/20/2010	270	42.92
S.A.C. MultiQuant Fund, LLC	12/20/2010	300	42.93
S.A.C. MultiQuant Fund, LLC	12/20/2010	300	42.94
S.A.C. MultiQuant Fund, LLC	12/20/2010	700	42.95
S.A.C. Capital Associates, LLC	12/20/2010	-400	42.959999
S.A.C. MultiQuant Fund, LLC	12/20/2010	500	42.96
S.A.C. MultiQuant Fund, LLC	12/20/2010	-6	42.96
S.A.C. MultiQuant Fund, LLC	12/20/2010	300	42.97
S.A.C. Capital Associates, LLC	12/20/2010	-400	42.970001
S.A.C. MultiQuant Fund, LLC	12/20/2010	308	42.98
S.A.C. Capital Associates, LLC	12/20/2010	-400	42.98
S.A.C. MultiQuant Fund, LLC	12/20/2010	500	42.99
S.A.C. Capital Associates, LLC	12/20/2010	-2000	42.990002
S.A.C. Capital Associates, LLC	12/20/2010	-100	42.994999
S.A.C. MultiQuant Fund, LLC	12/20/2010	700	43
S.A.C. Capital Associates, LLC	12/20/2010	-300	43
S.A.C. MultiQuant Fund, LLC	12/20/2010	106	43.01
S.A.C. MultiQuant Fund, LLC	12/20/2010	200	43.02
S.A.C. Capital Associates, LLC	12/20/2010	-6	43.02
S.A.C. MultiQuant Fund, LLC	12/20/2010	400	43.03
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	42.94
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	42.945
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	42.97
S.A.C. Capital Associates, LLC	12/21/2010	-300	42.970001
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	42.98
S.A.C. Capital Associates, LLC	12/21/2010	-600	42.98
S.A.C. Capital Associates, LLC	12/21/2010	-100	42.985001
S.A.C. MultiQuant Fund, LLC	12/21/2010	938	42.99
S.A.C. Capital Associates, LLC	12/21/2010	-1200	42.990002
S.A.C. Capital Associates, LLC	12/21/2010	-100	42.994999
S.A.C. MultiQuant Fund, LLC	12/21/2010	362	43
S.A.C. Capital Associates, LLC	12/21/2010	-425	43
S.A.C. Capital Associates, LLC	12/21/2010	-475	43.009998

Name	Date	Amount	Price Per Share ($)
S.A.C. MultiQuant Fund, LLC	12/21/2010	200	43.01
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	43.02
S.A.C. MultiQuant Fund, LLC	12/21/2010	200	43.03
S.A.C. MultiQuant Fund, LLC	12/21/2010	200	43.04
S.A.C. MultiQuant Fund, LLC	12/21/2010	200	43.08
S.A.C. MultiQuant Fund, LLC	12/21/2010	100	43.1
S.A.C. Capital Associates, LLC	12/22/2010	-100	42.860001
S.A.C. Capital Associates, LLC	12/22/2010	-200	42.889999
S.A.C. MultiQuant Fund, LLC	12/22/2010	600	42.9
S.A.C. Capital Associates, LLC	12/22/2010	-200	42.900002
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	42.91
S.A.C. MultiQuant Fund, LLC	12/22/2010	300	42.92
S.A.C. MultiQuant Fund, LLC	12/22/2010	300	42.93
S.A.C. Capital Associates, LLC	12/22/2010	-300	42.93
S.A.C. MultiQuant Fund, LLC	12/22/2010	300	42.94
S.A.C. MultiQuant Fund, LLC	12/22/2010	500	42.95
S.A.C. Capital Associates, LLC	12/22/2010	-100	42.959999
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	42.96
S.A.C. MultiQuant Fund, LLC	12/22/2010	400	42.97
S.A.C. MultiQuant Fund, LLC	12/22/2010	300	42.98
S.A.C. Capital Associates, LLC	12/22/2010	-100	42.98
S.A.C. MultiQuant Fund, LLC	12/22/2010	400	42.99
S.A.C. Capital Associates, LLC	12/22/2010	-100	42.990002
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	42.995
S.A.C. MultiQuant Fund, LLC	12/22/2010	200	43
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	43.01
S.A.C. MultiQuant Fund, LLC	12/22/2010	200	43.03
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	43.04
S.A.C. MultiQuant Fund, LLC	12/22/2010	200	43.05
S.A.C. MultiQuant Fund, LLC	12/22/2010	100	43.07
S.A.C. MultiQuant Fund, LLC	12/27/2010	100	42.7
S.A.C. MultiQuant Fund, LLC	12/27/2010	-100	42.78
S.A.C. MultiQuant Fund, LLC	12/27/2010	100	42.84
S.A.C. MultiQuant Fund, LLC	12/27/2010	-100	42.94
S.A.C. Capital Associates, LLC	1/6/2011	-100	40.509998
S.A.C. Capital Associates, LLC	1/6/2011	-400	40.52
S.A.C. Capital Associates, LLC	1/6/2011	-100	40.619999
S.A.C. Capital Associates, LLC	1/6/2011	-100	40.790001
S.A.C. Capital Associates, LLC	1/6/2011	-200	40.82
S.A.C. Capital Associates, LLC	1/6/2011	-100	40.830002
S.A.C. Capital Associates, LLC	1/6/2011	-200	40.84
S.A.C. Capital Associates, LLC	1/10/2011	-100	40.27
S.A.C. Capital Associates, LLC	1/10/2011	-188	40.279999
S.A.C. Capital Associates, LLC	1/10/2011	-291	40.290001
S.A.C. Capital Associates, LLC	1/10/2011	-321	40.299999
S.A.C. Capital Associates, LLC	1/10/2011	-100	40.360001
S.A.C. Capital Associates, LLC	1/10/2011	-100	40.369999

Name	Date	Amount	Price Per Share ($)
S.A.C. Capital Associates, LLC	1/10/2011	-100	40.400002
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.259998
S.A.C. Capital Associates, LLC	1/11/2011	-200	41.290001
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.380001
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.400002
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.470001
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.48
S.A.C. Capital Associates, LLC	1/11/2011	-300	41.52
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.529999
S.A.C. Capital Associates, LLC	1/11/2011	-128	41.540001
S.A.C. Capital Associates, LLC	1/11/2011	-72	41.549999
S.A.C. Capital Associates, LLC	1/11/2011	-100	41.599998
S.A.C. Capital Associates, LLC	1/12/2011	-300	41.880001
S.A.C. Capital Associates, LLC	1/12/2011	-100	41.900002
S.A.C. Capital Associates, LLC	1/12/2011	-100	41.91
S.A.C. Capital Associates, LLC	1/12/2011	-100	41.919998
S.A.C. Capital Associates, LLC	1/13/2011	-100	41.860001
S.A.C. Capital Associates, LLC	1/13/2011	-100	41.869999
S.A.C. Capital Associates, LLC	1/13/2011	-40	41.889999
S.A.C. Capital Associates, LLC	1/13/2011	-60	41.91
S.A.C. Capital Associates, LLC	1/13/2011	-415	41.93
S.A.C. Capital Associates, LLC	1/13/2011	-100	41.939999
S.A.C. Capital Associates, LLC	1/13/2011	-275	41.95
S.A.C. Capital Associates, LLC	1/13/2011	-110	41.96
S.A.C. Capital Associates, LLC	1/13/2011	-100	41.98
S.A.C. Capital Associates, LLC	1/13/2011	-23400	41.990002
S.A.C. Capital Associates, LLC	1/13/2011	-200	41.9925
S.A.C. Capital Associates, LLC	1/13/2011	-500	41.994999
S.A.C. Capital Associates, LLC	1/13/2011	-7700	42
S.A.C. Capital Associates, LLC	1/18/2011	-100	42.279999
S.A.C. Capital Associates, LLC	1/21/2011	-7	42.745
S.A.C. Capital Associates, LLC	1/26/2011	-100	42.759998
S.A.C. Capital Associates, LLC	1/26/2011	-100	42.77
S.A.C. Capital Associates, LLC	1/26/2011	-300	42.779999
S.A.C. Capital Associates, LLC	1/26/2011	-100	42.790001
S.A.C. Capital Associates, LLC	1/26/2011	-100	42.794998
S.A.C. Capital Associates, LLC	1/26/2011	-300	42.799999
S.A.C. Capital Associates, LLC	1/26/2011	-100	42.84
S.A.C. MultiQuant Fund, LLC	1/28/2011	-8140	0
Sigma Capital Associates, LLC	1/28/2011	525000	0.031185
S.A.C. Capital Associates, LLC	1/28/2011	1629600	0.033777
S.A.C. MultiQuant Fund, LLC	1/28/2011	8140	0.135
S.A.C. Capital Associates, LLC	1/28/2011	-1629600	0.135
Sigma Capital Associates, LLC	1/28/2011	-525000	0.135
S.A.C. MultiQuant Fund, LLC	2/2/2011	1	42.68
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.72
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.83

Name	Date	Amount	Price Per Share ($)
S.A.C. MultiQuant Fund, LLC	2/2/2011	90	42.85
S.A.C. MultiQuant Fund, LLC	2/2/2011	110	42.86
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.89
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.9
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.95
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.97
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.98
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	42.99
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43
S.A.C. Capital Associates, LLC	2/2/2011	-1971	43
S.A.C. Capital Associates, LLC	2/2/2011	-195	43.01
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.03
S.A.C. MultiQuant Fund, LLC	2/2/2011	151	43.05
S.A.C. Capital Associates, LLC	2/2/2011	-400	43.05
S.A.C. MultiQuant Fund, LLC	2/2/2011	134	43.055
S.A.C. MultiQuant Fund, LLC	2/2/2011	300	43.06
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.0675
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.075
S.A.C. MultiQuant Fund, LLC	2/2/2011	449	43.08
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.085
S.A.C. MultiQuant Fund, LLC	2/2/2011	366	43.09
S.A.C. MultiQuant Fund, LLC	2/2/2011	700	43.1
S.A.C. Capital Associates, LLC	2/2/2011	-2919	43.1
S.A.C. Capital Associates, LLC	2/2/2011	-200	43.11
S.A.C. Capital Associates, LLC	2/2/2011	-200	43.12
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.13
S.A.C. Capital Associates, LLC	2/2/2011	-400	43.13
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.14
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.15
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.17
S.A.C. MultiQuant Fund, LLC	2/2/2011	8	43.2
S.A.C. MultiQuant Fund, LLC	2/2/2011	92	43.22
S.A.C. MultiQuant Fund, LLC	2/2/2011	100	43.24
S.A.C. MultiQuant Fund, LLC	2/3/2011	-1200	43.15
S.A.C. MultiQuant Fund, LLC	2/3/2011	-1200	43.19
S.A.C. Capital Associates, LLC	2/4/2011	-6641	43.1053
S.A.C. Capital Associates, LLC	2/4/2011	-25000	43.17
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.18
Sigma Capital Associates, LLC	2/4/2011	-4526	43.2
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.21
Sigma Capital Associates, LLC	2/4/2011	-100	43.21
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.22
Sigma Capital Associates, LLC	2/4/2011	-215	43.22
Sigma Capital Associates, LLC	2/4/2011	-359	43.23
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.24
Sigma Capital Associates, LLC	2/4/2011	-200	43.24
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.25

Name	Date	Amount	Price Per Share ($)
Sigma Capital Associates, LLC	2/4/2011	-800	43.25
S.A.C. MultiQuant Fund, LLC	2/4/2011	75	43.26
Sigma Capital Associates, LLC	2/4/2011	-7900	43.26
Sigma Capital Associates, LLC	2/4/2011	-100	43.27
Sigma Capital Associates, LLC	2/4/2011	-700	43.275
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.28
S.A.C. MultiQuant Fund, LLC	2/4/2011	415	43.29
S.A.C. MultiQuant Fund, LLC	2/4/2011	200	43.3
S.A.C. MultiQuant Fund, LLC	2/4/2011	410	43.31
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.32
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.35
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.36
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.37
S.A.C. MultiQuant Fund, LLC	2/4/2011	199	43.38
S.A.C. MultiQuant Fund, LLC	2/4/2011	1	43.39
S.A.C. MultiQuant Fund, LLC	2/4/2011	100	43.46
S.A.C. Capital Associates, LLC	2/7/2011	-300	42.68
S.A.C. Capital Associates, LLC	2/7/2011	-98	42.72
S.A.C. Capital Associates, LLC	2/7/2011	-2	42.745
Sigma Capital Associates, LLC	2/7/2011	-3553	42.77
Sigma Capital Associates, LLC	2/7/2011	-1088	42.78
Sigma Capital Associates, LLC	2/7/2011	-587	42.79
Sigma Capital Associates, LLC	2/7/2011	-800	42.8
Sigma Capital Associates, LLC	2/7/2011	-371	42.81
Sigma Capital Associates, LLC	2/7/2011	-100	42.83
Sigma Capital Associates, LLC	2/7/2011	-467	42.84
Sigma Capital Associates, LLC	2/7/2011	-900	42.85
Sigma Capital Associates, LLC	2/7/2011	-1200	42.86
Sigma Capital Associates, LLC	2/7/2011	-300	42.87
Sigma Capital Associates, LLC	2/7/2011	-100	42.89
S.A.C. Capital Associates, LLC	2/7/2011	-42100	42.9
Sigma Capital Associates, LLC	2/7/2011	-81956	42.9
S.A.C. Capital Associates, LLC	2/7/2011	-68500	42.9001
Sigma Capital Associates, LLC	2/7/2011	-148	42.91
Sigma Capital Associates, LLC	2/7/2011	-96	42.92
Sigma Capital Associates, LLC	2/7/2011	-2	42.94
Sigma Capital Associates, LLC	2/7/2011	-10400	42.95
S.A.C. Capital Associates, LLC	2/7/2011	-11000	42.951
Sigma Capital Associates, LLC	2/7/2011	-245	42.96
Sigma Capital Associates, LLC	2/7/2011	-150	42.97
Sigma Capital Associates, LLC	2/7/2011	-63	42.98
Sigma Capital Associates, LLC	2/7/2011	-300	42.99
Sigma Capital Associates, LLC	2/7/2011	-356	43
Sigma Capital Associates, LLC	2/7/2011	-400	43.01
Sigma Capital Associates, LLC	2/7/2011	-100	43.02
Sigma Capital Associates, LLC	2/7/2011	-331	43.03
Sigma Capital Associates, LLC	2/7/2011	-400	43.04

Name	Date	Amount	Price Per Share ($)
Sigma Capital Associates, LLC	2/7/2011	-100	43.0475
Sigma Capital Associates, LLC	2/7/2011	-1000	43.05
Sigma Capital Associates, LLC	2/7/2011	-100	43.057
Sigma Capital Associates, LLC	2/7/2011	-400	43.06
Sigma Capital Associates, LLC	2/7/2011	-200	43.08
Sigma Capital Associates, LLC	2/7/2011	-200	43.09
Sigma Capital Associates, LLC	2/7/2011	-42	43.1
Sigma Capital Associates, LLC	2/7/2011	-100	43.11
S.A.C. Capital Associates, LLC	2/8/2011	94	42.67
S.A.C. Capital Associates, LLC	2/8/2011	100	42.695
S.A.C. Capital Associates, LLC	2/8/2011	200	42.7
S.A.C. Capital Associates, LLC	2/8/2011	206	42.695
S.A.C. Capital Associates, LLC	2/8/2011	100	42.69
S.A.C. Capital Associates, LLC	2/8/2011	806	42.7
S.A.C. Capital Associates, LLC	2/8/2011	100	42.695
S.A.C. Capital Associates, LLC	2/8/2011	1100	42.7
S.A.C. Capital Associates, LLC	2/8/2011	100	42.695
S.A.C. Capital Associates, LLC	2/8/2011	377	42.99
S.A.C. Capital Associates, LLC	2/8/2011	128	43
S.A.C. Capital Associates, LLC	2/8/2011	100	42.99
S.A.C. Capital Associates, LLC	2/8/2011	200	42.98
S.A.C. Capital Associates, LLC	2/8/2011	100	42.99
S.A.C. Capital Associates, LLC	2/8/2011	-15	42.95